UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

SCHEDULE 13D/A Amendment No. 6
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Southwall Technologies Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

844909101
(CUSIP Number)

Robert Van Grover Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 212-574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 20081
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box ☐.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This Schedule 13D amendment is being filed so as to reflect both (i) the election of André Horn as chairman of the board of directors of Southwall Technologies Inc. (the "Company") and (ii) material changes in certain of the Reporting Persons' beneficial ownership of the Company's Common Stock.

SCHEDULE 13D
CUSIP No. 844909101	Page 1 of 10

1	NAME OF REPORTING PERSONS The Needham Group, Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,009,807
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,009,807
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,009,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. 844909101	Page 2 of 10

1	NAME OF REPORTING PERSONS Needham Investment Management L.L.C. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,428,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,428,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* IA

SCHEDULE 13D
CUSIP No. 844909101	Page 2 of 10

1	NAME OF REPORTING PERSONS Needham Asset Management, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,428,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,428,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D
CUSIP No. 844909101	Page 3 of 10

1	NAME OF REPORTING PERSONS George A. Needham S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,000
	8	SHARED VOTING POWER 13,854,112
	9	SOLE DISPOSITIVE POWER 35,000
	10	SHARED DISPOSITIVE POWER 13,854,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,889,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 844909101	Page 4 of 10

1	NAME OF REPORTING PERSONS Needham Capital Partners II, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,258,068
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,258,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,258,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No. 844909101	Page 5 of 10

1	NAME OF REPORTING PERSONS Needham Capital Partners III, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,703,716
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,703,716
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,703,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No. 844909101	Page 6 of 10

1	NAME OF REPORTING PERSONS Needham Capital Partners IIIA L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 589,054
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 589,054
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 589,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No. 844909101	Page 7 of 10

1	NAME OF REPORTING PERSONS Needham Capital Partners II (Bermuda), L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 456,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 456,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 456,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No. 844909101	Page 8 of 10

1	NAME OF REPORTING PERSONS Needham Capital Partners III (Bermuda), L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,136,767
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,136,767
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,767
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No. 844909101	Page 9 of 10

1	NAME OF REPORTING PERSONS Needham Capital Management L.L.C. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,550,838
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,550,838
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,550,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D
CUSIP No. 844909101	Page 10 of 10

1	NAME OF REPORTING PERSONS Needham Capital Management (Bermuda) L.L.C. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,593,467
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,593,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,593,467
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON* OO

Pursuant to Rule 13d-1 under the
Securities Exchange Act of 1934, as amended

Item 1. Security and Issuer.

This Statement on Schedule 13D/A (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock") and Series A 10% Cumulative Preferred Stock ("Series A Preferred Stock"), of Southwall Technologies Inc., a Delaware corporation (the "Company").  The principal executive offices of the Company are located at 3788 Fabian Way, Palo Alto, California 94303.

Item 2. Identity and Background.

(a)-(c) and (f)  This Statement is filed by The Needham Group, Inc., a Delaware corporation ("Needham Group"), Needham Investment Management L.L.C., a Delaware limited liability company ("NIM"), Needham Asset Management, LLC, a Delaware limited liability company ("NAM"), George A. Needham, a natural person who is a U.S. citizen, Needham Capital Partners II, L.P., a Delaware limited partnership ("NCPII"), Needham Capital Partners III, L.P., a Delaware limited partnership ("NCPIII"), Needham Capital Partners IIIA, L.P., a Delaware limited partnership ("NCPIIIA"), Needham Capital Partners II (Bermuda), L.P., a Bermuda limited partnership ("NCPIIB"), Needham Capital Partners III (Bermuda), L.P., a Bermuda limited partnership ("NCPIIIB"), Needham Capital Management, L.L.C., a Delaware limited liability company ("NCM"), and Needham Capital Management (Bermuda) L.L.C., a Delaware limited liability company ("NCMB").  Needham Group, NIM, NAM, George A. Needham, NCPII, NCPIII, NCPIIIA, NCPIIB, NCPIIIB, NCM and NCMB are collectively referred to in this Statement as the "Reporting Persons."  This Schedule 13D amendment is being filed so as to reflect both (i) the election of André Horn as chairman of the board of directors and (ii) material changes in certain of the Reporting Persons' beneficial ownership of  Common Stock, the latter of which resulted from changes in the Company's outstanding shares of Common Stock.

The principal business office and mailing address of the Reporting Persons is c/o Needham Investment Management L.L.C., 445 Park Avenue, New York, New York 10022.  The business of NIM is serving as the investment manager and/or general partner of certain private investment funds.  Needham Group manages NAM.  The business of NAM is serving as the managing member of NIM.  The business of NCM is serving as the general partner of NCPII, NCPIII and NCPIIIA, each of which are private investment partnerships.  The business of NCMB is serving as the general partner of NCPIIB AND NCPIIIB, each of which are private investment partnerships.  The present principal occupation of George A. Needham is Chairman of the Board and Chief Executive Officer of Needham Group.  The name and principal occupation or employment of the executive officers, directors or general partners of the Reporting Persons are set forth on Schedule I to this Statement.

(d) and (e)  During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons may be deemed to beneficially own a total of 14,617,112 shares of Common Stock ($9,158,935) as a result of their ownership of both Common Stock and Series A Preferred Stock.  The source of funds used to purchase the securities reported herein was working capital of the Reporting Persons.  No borrowed funds were used to purchase the securities, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction.

André Horn, who was elected to the Company's board of directors on February 27, 2006, became the chairman of such board on May 15, 2008.  Mr. Horn served as chairman of Needham & Co., Inc. until 1991, and is currently a director of The Needham Group, Inc.

The Reporting Persons have no plans or proposals which would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

(a)           (1)  Needham Group owns 2,009,807 shares of Common Stock, which amount constitutes 7.0% of the issued and outstanding Common Stock.

(2)           NIM may be deemed to own beneficially the aggregate amount of 1,428,000 shares of Common Stock owned by certain private investment partnerships and certain registered investment companies by virtue of its position as general partner and investment adviser, respectively, of those private investment partnerships and registered investment companies, which amount constitutes 5.0% of the issued and outstanding Common Stock.  NIM disclaims beneficial ownership of all of the reported shares of Common Stock owned by the certain private investment partnerships and funds, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

(3)           NAM may be deemed to own beneficially the aggregate amount of 1,428,000 shares of Common Stock owned by certain private investment partnerships and certain registered investment companies managed by NIM by virtue of its position as the managing member of NIM, which constitutes 5.0% of the issued and outstanding shares of Common Stock and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

(4)           George A. Needham may be deemed to beneficially own (i) the shares of Common Stock owned by Needham Group by virtue of his position in and share ownership of Needham Group, (ii) the shares of Common Stock beneficially owned by certain private investment partnerships managed by NIM by virtue of his position as manager of NIM (iii) the Common Stock and Series A Preferred Common Stock owned NCPII, NCPIII and NCPIIIA by virtue of his position as a manager of NCM, the general partner of NCPII, NCPIII, and NCPIIIA, (iv) the Common Stock and Series A Preferred Common Stock beneficially owned by NCPIIB and NCPIIIB by virtue of his position as a manager of NCMB and (v) shares of Common Stock held in personal accounts.  The aggregate amount of shares of Common Stock (assuming full conversion of all Series A Preferred Common Stock owned by the Reporting Persons) owned by Mr. Needham is 13,889,112, which constitutes 43.4% of the issued and outstanding shares of Common Stock.  Mr. Needham disclaims beneficial ownership of all of the reported shares of Common Stock and the Series A Preferred Common Stock, except to the extent of his pecuniary interest and the inclusion of these shares in this report shall not be deemed an admission by him of beneficial ownership for any purpose, except to the extent of his pecuniary interest.

(5)           NCPII owns of record and beneficially (i) 953,557 shares of Series A Preferred Stock, which in turn is convertible to 953,557 shares of Common Stock, subject to adjustments applicable to the Series A Preferred Stock, and (ii) 2,304,511 shares of Common Stock.  Assuming full conversion of the Series A Preferred Stock, NCPII would own of record 3,258,068 shares of Common Stock, which would constitute 11.0% of the issued and outstanding Common Stock.

(6)            NCPIII owns of record and beneficially (i) 1,669,338 shares of Series A Preferred Stock, which in turn is convertible to 1,669,338 shares of Common Stock, subject to adjustments applicable to the Series A Preferred Stock, and (ii) 4,034,378 shares of Common Stock.  Assuming full conversion of the Series A Preferred Stock, NCPIII would own of record 5,703,716 shares of Common Stock, which would constitute 18.8% of the issued and outstanding Common Stock.

(7)           NCPIIIA owns of record and beneficially (i) 172,402 shares of Series A Preferred Stock, which in turn is convertible to 172,402 shares of Common Stock, subject to adjustments applicable to the Series A Preferred Stock, and (ii) 416,652 shares of Common Stock.  Assuming full conversion of the Series A Preferred Stock, NCPIIIA would own of record 589,054 shares of Common Stock, which would constitute 2.0% of the issued and outstanding Common Stock.

(8)           NCPIIB owns of record and beneficially (i) 133,665 shares of Series A Preferred Stock, which in turn is convertible to 133,665 shares of Common Stock, subject to adjustments applicable to the Series A Preferred Stock, and (ii) 323,035 shares of Common Stock.  Assuming full conversion of the Series A Preferred Stock, NCPIIB would own of record 456,700 shares of Common Stock, which would constitute 1.6% of the issued and outstanding Common Stock.

(9)           NCPIIIB owns of record and beneficially (i) 332,704 shares of Series A Preferred Stock, which in turn is convertible to 332,704 shares of Common Stock, subject to adjustments applicable to the Series A Preferred Stock, and (ii) 804,063 shares of Common Stock.  Assuming full conversion of the Series A Preferred Stock, NCPIIIB would own of record 1,136,767 shares of Common Stock, which would constitute 3.9% of the issued and outstanding Common Stock.

(10)            NCM may be deemed to own beneficially the Common and Series A Preferred Stock owned by NCPII , NCPIII and NCP IIIA by virtue of its position as general partner of those Reporting Persons, and accordingly may be deemed to beneficially own the 9,550,838 shares of Common Stock, which amount constitute 30.3% of the issued and outstanding Common Stock.  NCM disclaims beneficial ownership of all of the reported shares of Common Stock owned by NCPII, NCPIII, and NCPIIIA and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

(11)           NCMB may be deemed to own beneficially the Common and Series A Preferred Stock owned by certain NCPIIB and NCPIIIB virtue of its position as general partner to those Bermuda private partnerships, and accordingly may be deemed to beneficially own the 1,593,467 shares of Common Stock, which amount constitute 5.5% of the issued and outstanding Common Stock.  NCMB disclaims beneficial ownership of all of the reported shares of Common Stock owned by the certain Bermuda partnerships, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

(b)           Needham Group has the shared power to direct the vote and disposition of 2,009,807 shares of Common Stock. NIM, the general partner of certain private investment partnerships and investment adviser of registered investment companies, and such private investment partnerships and registered companies have shared power to direct the vote and disposition of 1,428,000 shares of Common Stock directly owned by those private investment partnerships and those registered investment companies.  NAM has shared power to direct the vote and disposition of 1,428,000 shares of Common Stock directly owned by those private investment partnerships and those registered investment companies because it serves as the manager of NIM.  NCM, the general partner of NCPII, and NCPII have shared power to direct the vote and disposition of 3,258,068 shares of Common Stock and Common Stock issuable upon the conversion of the Series A Preferred Stock.  NCM, the general partner of NCPIII, and NCPIII have shared power to direct the vote and disposition of 5,703,716 shares of Common Stock and Common Stock issuable upon the conversion of the Series A Preferred Stock.  NCM, the general partner of NCPIIIA, and NCPIIIA have shared power to direct the vote and disposition of 589,054 shares of Common Stock and Common Stock issuable upon the conversion of the Series A Preferred Stock.  NCMB, the general partner of NCPIIB, and NCPIIB have shared power to direct the vote and disposition of 456,700 shares of Common Stock and Common Stock issuable upon the conversion of the Series A Preferred Stock.  NCMB, the general partner of NCPIIIB, and NCPIIIB have shared power to direct the vote and disposition of 1,136,767 shares of Common Stock and Common Stock issuable upon the conversion of the Series A Preferred Stock.  George A. Needham may be deemed to have shared power to direct the vote and disposition of (i) the shares of Common Stock owned by Needham Group by virtue of his position in and share ownership of Needham Group, (ii) the shares of Common Stock beneficially owned by certain private investment partnerships managed by NIM by virtue of his position as manager of NIM (iii) the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and Common Stock owned directly by NCPII, NCPIII and NCPIIIA because he serves as a manager of NCM, the general partner of NCPII, NCPIII and NCPIIIA, (iv) the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and the Common Stock owned directly by NCPIIB and NCPIIIB because he serves as a manager of NCMB, the general partner of NCPIIB and NCPIIIB, and (v) shares of Common Stock held in personal accounts.  Mr. Needham disclaims beneficial ownership of the shares of Common Stock owned by Needham Group, NIM, NAM, NCPII, NCPIII, NCPIIIA, NCPIIB and NCPIIIB.

(c)           The Reporting Persons did not effect any transactions in the securities of the Company during the past 60 days.

(d)           Not applicable.

(e)           Needham Capital Partners IIIA L.P., Needham Capital Partners II (Bermuda), L.P. and Needham Capital Partners III (Bermuda), L.P. do not beneficially own 5% of the Company's Common Stock and will not be listed on further 13D amendments.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Other than as described in Item 4 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

1.              Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  March 1, 2010

THE NEEDHAM GROUP, INC.

By:
Name: Glen W. Albanese Title: Chief Financial Officer

George A. Needham

NEEDHAM INVESTMENT MANAGEMENT L.L.C.

By:
Name: Glen W. Albanese Title: Chief Financial Officer

NEEDHAM ASSET MANAGEMENT, L.L.C.

By:
Name: Glen W. Albanese Title: Chief Financial Officer

NEEDHAM CAPITAL PARTNERS II, L.P.

By:	Needham Capital Management L.L.C., its general partner

By:
Name: Glen W. Albanese Title: Member

NEEDHAM CAPITAL PARTNERS III, L.P.

By:	Needham Capital Management L.L.C., its general partner

By:
Name: Glen W. Albanese Title: Member

NEEDHAM CAPITAL PARTNERS IIIA, L.P.

By:	Needham Capital Management L.L.C., its general partner

By:
Name: Glen W. Albanese Title: Member

NEEDHAM CAPITAL PARTNERS II (BERMUDA), L.P.

By:	Needham Capital Management (Bermuda) L.L.C., its general partner

By:
Name: Glen W. Albanese Title: Member

NEEDHAM CAPITAL PARTNERS III (BERMUDA), L.P.

By:	Needham Capital Management (Bermuda) L.L.C., its general partner

By:
Name: Glen W. Albanese Title: Member

NEEDHAM CAPITAL MANAGEMENT, L.L.C.

By:
Name: Glen W. Albanese Title: Member

NEEDHAM CAPITAL MANAGEMENT (BERMUDA), L.L.C.

By:
Name: Glen W. Albanese Title: Member

Schedule I

Executive Officers and Directors of The Needham Group, Inc.

Name Of Officer Or Director	Business Address	Principal Employment/Office With The Needham group, Inc.

George A. Needham	c/o The Needham Group, Inc. 445 Park Avenue New York, New York 10022	Chairman, Chief Executive Officer

John J. Prior, Jr.	c/o The Needham Group, Inc. 445 Park Avenue New York, New York 10022	Director

Glen W. Albanese	c/o The Needham Group, Inc. 445 Park Avenue New York, New York 10022	Managing Director, Chief Financial Officer

André R. Horn	c/o The Needham Group, Inc. 445 Park Avenue New York, New York 10022	Director

Eugene R. White	c/o The Needham Group, Inc. 445 Park Avenue New York, New York 10022	Director

 Schedule I (continued)

Needham Asset Management, L.L.C. is the managing member of Needham Investment Management L.L.C.  Needham Investment Management L.L.C. is the sole general partner of:  various Needham private investment partnerships and is the investment adviser of: (a) various series of The Needham Funds, Inc., and (b) The Needham Funds.  Needham Capital Management L.L.C. is the sole general partner of (a) Needham Capital Partners II, L.P., (b) Needham Capital Partners III, L.P. and (c) Needham Capital Partners IIIA, L.P.  Needham Capital Management (Bermuda) L.L.C. is the sole general partner of (a) Needham Capital Partners II (Bermuda), L.P. and (b) Needham Capital Partners III (Bermuda), L.P.

The members and principals of Needham Asset Management, LLC are:

Name Of Officer Or Director	Business Address	Principal Employment/Office With Needham Asset Management, LLC

George A. Needham	c/o Needham Asset Management, LLC 445 Park Avenue New York, New York 10022	Chairman of the Board & Chief Executive Officer

John Barr	c/o Needham Asset Management, LLC 445 Park Avenue New York, New York 10022	Managing Director

Glen W. Albanese	c/o Needham Asset Management, LLC 445 Park Avenue New York, New York 10022	Managing Director, Chief Financial Officer

The members and principals of Needham Investment Management L.L.C. are:

Name Of Officer Or Director	Business Address	Principal Employment/Office With Needham Investment Management LLC

George A. Needham	c/o Needham Investment Management L.L.C. 445 Park Avenue New York, New York 10022	Member

John Barr	c/o Needham Investment Management L.L.C. 445 Park Avenue New York, New York 10022	Member

Glen W. Albanese	c/o Needham & Company, LLC 445 Park Avenue New York, New York 10022	Member

The members and principals of Needham Capital Management L.L.C. are:

Name Of Officer Or Director	Business Address	Principal Employment/Office With Needham Capital Management LLC

George A. Needham	c/o Needham Capital Management L.L.C.. 445 Park Avenue New York, New York 10022	Member

John J. Prior, Jr.	c/o Needham Capital Management L.L.C. 445 Park Avenue New York, New York 10022	Member

Thomas P. Shanahan	c/o Needham Capital Management L.L.C. 445 Park Avenue New York, New York 10022	Member

Glen W. Albanese	c/o Needham Capital Management L.L.C. 445 Park Avenue New York, New York 10022	Chief Financial Officer

The members and principals of Needham Capital Management (Bermuda) L.L.C. are:

Name Of Officer Or Director	Business Address	Principal Employment/Office With Needham Capital Management (Bermuda) LLC

George A. Needham	c/o Needham Capital Management (Bermuda) L.L.C. 445 Park Avenue New York, New York 10022	Member

John J. Prior, Jr.	c/o Needham Capital Management (Bermuda) L.L.C. 445 Park Avenue New York, New York 10022	Member

Thomas P. Shanahan	c/o Needham Capital Management (Bermuda) L.L.C. 445 Park Avenue New York, New York 10022	Member

Glen W. Albanese	c/o Needham Capital Management (Bermuda) L.L.C. New York, New York 10022	Chief Financial Officer

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D/A (including amendments thereto) with respect to the common shares of beneficial interest, par value $.001 per share, of Southwall Technologies Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 1st day of March, 2010.

THE NEEDHAM GROUP, INC.

By:	/s/ Glen W. Albanese
Name: Glen W. Albanese Title: Chief Financial Officer
/s/ George A. Needham
George A. Needham

NEEDHAM INVESTMENT MANAGEMENT L.L.C.

By:	/s/ Glen W. Albanese
Name: Glen W. Albanese Title: Chief Financial Officer

NEEDHAM CAPITAL PARTNERS II, L.P.

By:	Needham Capital Management L.L.C., its general partner

By:	/s/ Glen W. Albanese
Name: Glen W. Albanese Title: Member

NEEDHAM CAPITAL PARTNERS III, L.P.

By:	Needham Capital Management L.L.C., its general partner

By:	/s/ Glen W. Albanese
Name: Glen W. Albanese Title: Member

NEEDHAM CAPITAL PARTNERS IIIA, L.P.

By:	Needham Capital Management L.L.C., its general partner

By:	/s/ Glen W. Albanese
Name: Glen W. Albanese Title: Member

NEEDHAM CAPITAL PARTNERS II (BERMUDA), L.P.

By:	Needham Capital Management (Bermuda) L.L.C., its general partner

By:	/s/ Glen W. Albanese
Name: Glen W. Albanese Title: Member

NEEDHAM CAPITAL PARTNERS III (BERMUDA), L.P.

By:	Needham Capital Management (Bermuda) L.L.C., its general partner

By:	/s/ Glen W. Albanese
Name: Glen W. Albanese Title: Member

NEEDHAM CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Glen W. Albanese
Name: Glen W. Albanese Title: Member

NEEDHAM CAPITAL MANAGEMENT (BERMUDA), L.L.C.

By:	/s/ Glen W. Albanese
Name: Glen W. Albanese Title: Member

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